Exhibit 99.1
[Communication to Employees dated October  9, 2007]

October  9, 2007

Dear TurboChef Employee:

We are pleased to announce that TurboChef Technologies, Inc. (“TurboChef,” “we,” “our” or “us”) has completed the restatement of its financial statements for 2004 and 2005, and has also filed with the U.S. Securities and Exchange Commission (“SEC”) its annual report for the fiscal year ended December 31, 2006, and its quarterly reports for the periods ended March 31, 2007 and June 30, 2007, which had been delayed until we could accomplish the restatement.

As you know, during the period that the SEC filings were late and that we were working on the restated financial statements, option exercises under the 2003 Stock Incentive Plan (the “2003 Plan”) and our earlier 1994 stock option plan were suspended.  The fact that we have now completed the restatement and brought our SEC reports up to date means that option exercises and sales can resume, subject to our normal insider trading policy and blackout rules.  However, before exercising ANY outstanding options, please read carefully the remainder of this email.

Adverse tax consequences of below-market option grants for U.S. taxpayers

As we have previously reported, the restatement resulted from TurboChef’s review of its stock option grant practices, conducted under the oversight of the Audit Committee of the Board of Directors with the assistance of outside legal counsel and accounting experts.  One outcome of the review was a determination that the Company documented and priced a number of employee stock options based on a specific grant date that is now not considered the date those options were properly approved.  Unfortunately, in many cases the fair market value, or stock trading price, of our shares on the date that is now considered the proper approval date (referred to under accounting rules as the proper “measurement date”) was higher than the documented exercise price, so those options are now considered to have been awarded at a discount.  Stock options granted at a discount are treated as deferred compensation for the employee exposing the employee to materially adverse tax treatment under Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, and under state tax laws of similar effect.

You are receiving this email because TurboChef has preliminarily determined that you hold unexercised options that may be adversely affected by Section 409A.  The table at the bottom of this email lists the grant dates of outstanding stock options that were determined to have been granted with a below-market exercise price.

Under Section 409A, individuals who are subject to taxation in the United States and who hold these “discounted” options may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income or capital gains taxes applicable to these options.  All of these taxes would be applicable even on unrealized gains – in other words, you could be obligated to pay taxes if our shares are trading at a price higher than your original exercise price at the end of each year, even if you have not exercised the options.  In addition, certain states, including California, have adopted their own versions of Section 409A.  As a result, optionees who hold these “discounted” options may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the affected option, even if the option is never exercised.

Actions to mitigate adverse tax consequences under Section 409A

In order to mitigate the adverse personal tax consequences under Section 409A, we currently plan to offer current employees who hold these “discounted” options the opportunity to “cure” them.  Keep in mind that you can only “cure” the adverse consequences if you refrain from exercising your eligible options until the expiration of a tender offer we are planning to conduct (as described below).

Specifically, we intend to commence a tender offer, to be open for at least twenty business days in accordance with applicable law, to amend and/or replace your eligible options.  You will have the opportunity to voluntarily agree to the amendment in an effort to avoid the adverse tax consequences of Section 409A.  We anticipate that the amendment will likely increase the exercise price per share currently in effect for some or all of your options.  Your new price will be either the closing price of the stock on the date at which it has been determined your options should have been measured or the price at which our stock is trading when the tender offer closes, whichever is less.  However, if the stock trading price when the tender offer closes is less than your original option price, you will end up with options at your original exercise price, but we believe you will still avoid the Section 409A tax problem.

In recognition of the value to the Company of the employees who are being affected by the incorrect pricing of their options and the onerous impact of the tax laws on those options, the Company is intending to award those employees certain incentives in connection with their tendering of their options for amendment or replacement.  They would be awarded restricted stock units (“RSUs”), denominated in a dollar amount equal to the aggregate difference between the employee’s original exercise price and the new exercise price.  The RSUs will settle in shares of TurboChef common stock with the issuance of those shares likely occurring in the first quarter of 2008 and with the number of shares issued being based on the fair market value of the stock at that time.  The delayed settlement of the RSUs is required by applicable Internal Revenue Service regulations.  The RSUs will be settled by issuance of stock whether or not you continue in TurboChef’s employ through the settlement date in 2008, provided that you are a TurboChef employee at the expiration of the tender offer.

You will generally be eligible to participate in the tender offer if (1) the option was granted under the 2003 Plan, (2) the option was granted, for accounting purposes, with an exercise price that is less than the fair market value of TurboChef common stock on the proper measurement date, (3) the option is held by someone employed by TurboChef through the expiration of the tender offer who is subject to U.S. taxation, (4) the option was not vested as of December 31, 2004 (if only a portion of the option was not vested as of December 31, 2004, then only that non-vested portion of the option will be eligible); and (5) the option is outstanding on the expiration date of the tender offer (which will be at least twenty business days following its launch).  These limitations on eligibility are imposed in part under Section 409A and in part under the federal securities laws which govern these types of tender offers.  The net effect of this is that if you have any options that would be affected by the adverse tax treatment under Section 409A, and you remain an employee, do not exercise the options and tender them for amendment or replacement, then we believe you will not suffer the adverse tax effect of Section 409A for any of your options.  The tender offer may be your only opportunity to avoid those tax issues.

TurboChef is currently addressing certain legal issues related to the contemplated tender offer.  However, assuming all legal issues are resolved, we intend to commence the tender offer on the terms described in this email in the near future.  Although we cannot be certain of the time of commencement, which is subject to certain factors outside of our control, we currently anticipate that the offer will be launched in October 2007 and expire in November 2007.

In connection with the commencement of the tender offer, we will file with the SEC, and distribute to eligible participants, the formal terms of the tender offer.  These terms will be set forth in a formal “Offer to Amend or Replace Eligible Options,” a related Letter of Transmittal (which we anticipate will include a personalized list of the affected options held by an eligible optionee) and certain other related documents.  Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer.  Eligible participants can also obtain the tender offer documents, when available, for free at the SEC’s web site (www.sec.gov).

If you hold an affected option, we strongly encourage you not to exercise that option until you have consulted with your personal tax, legal and financial advisors. As noted above, the tax consequences of exercising an option that is subject to Section 409A include a personal tax obligation in an aggregate amount up to or exceeding 80% of the value of your option.  Options that have been exercised prior to the conclusion of the tender offer are not eligible to be amended in the tender offer and TurboChef will not be able to help you reduce any tax liability associated with such exercises.  TurboChef does not intend to reimburse you for any taxes or penalties you may incur if you choose not to participate in the offer or if you choose to exercise your option prior to the amendment of your option in the tender offer.

If you wish to take advantage of the offer and submit your affected options for amendment, you should not exercise your affected options until after the tender offer expires.  Even if you accept the tender offer right away by completing and returning the necessary forms which you will be receiving, your affected options will not be amended or replaced, and will therefore not be deemed to be in compliance with Section 409A, until the completion of the tender offer.

Where you can find additional information about treatment of affected options

I have no doubt that some of you will have questions about these complex matters. I would encourage you to hold your questions until after you have received additional communications from us, including the official tender offer documents, which we hope will address the most common questions.  The documents will explain the steps you will need to do to participate in the tender offer.  However, we expect to hold face-to-face meetings in Atlanta and Dallas as appropriate to provide an opportunity for all affected employees to ask questions. You are encouraged to consult your own tax, legal and financial advisors at any time.

We believe that with the filing of our restated financial statements, and the measures we plan on implementing to mitigate the adverse consequences for employees related to any below-market option grants, we have taken important steps toward resolving the issues associated with past errors in our stock option grant practices.  This should help enable us to refocus our efforts on creating value for our customers and shareholders.

Thanks for your continued efforts, and feel free to contact Crystal Patmore, Director of Business and Human Services if you should have any questions.

TABLE OF AFFECTED OPTIONS

Grant dates associated with stock options that have been determined for accounting purposes to have been granted at below-market exercise prices:

Grant Date on Certificate	Original Exercise Price
	As Stated on Certificate	Actual, Reflecting Reverse Stock Split in 2004

October 29, 2003	$1.75	$5.25
December 15, 2003	$2.67	$8.01
May 7, 2004	$3.42	$10.26
May 7, 2004	$3.40	$10.20
May 25, 2004 (one non-Enersyst grant)	$3.40	$10.20
June 28, 2004	$4.33	$12.99
May 2, 2005	$10.40	$10.40
May 3, 2005	$10.35	$10.35
May 11, 2005	$12.46	$12.46
May 18, 2005	$11.20	$11.20
November 29, 2005	$13.66	$13.66
December 2, 2005	$13.75	$13.75

This communication is not an offer to amend or replace stock options. The tender offer may be commenced at such time as determined in the discretion of the Board of Directors.  At the time an offer is commenced, TurboChef will provide holders of eligible options with written materials explaining the precise terms and timing of the offer.  Persons who are eligible to participate in the offer should read these written materials carefully when they become available because they contain important information about the offer.  TurboChef will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the offer.  Option holders will be able to obtain these written materials and other documents filed by TurboChef with the SEC free of charge from the SEC’s website at www.sec.gov and materials will be provided to option holders.  Additional copies of the tender offer statement and its exhibits can be obtained from TurboChef by contacting Pam Browne, Legal Assistant.